UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046099

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 WASH., DC 201

SEC FILE NUMBER
8- 26602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 Port Grace Blvd.
(No. and Street)

LaVista	NE	68128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Vaughan — (402)399-9111, ext 3101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, David Vaughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President, CFO

Title

Notary Public

GENERAL NOTARY - State of Nebraska
KEVIN L. LAMMERS
My Comm. Exp. Mar. 14, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Securities America, Inc
La Vista, Nebraska

We have audited the accompanying statement of financial condition of Securities America, Inc. (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Securities America, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 27, 2015

SECURITIES AMERICA, INC.
(an indirect wholly-owned subsidiary of
Ladenburg Thalmann Financial Services, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

SECURITIES AMERICA, INC.

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 14,697,568
Securities owned, at fair value	1,002,863
Due from clearing brokers, net	12,485,541
Commissions receivable	6,107,313
Agents balances and other receivables, net of allowance of $1,211,000	5,372,152
Notes receivable - agents, net of allowance of $215,000	3,114,425
Due from affiliates	902,461
Intangible assets, net	4,937,870
Deferred tax asset	3,305,628
Goodwill	31,888,074
Prepaid expenses and other assets	2,373,345
	$ 86,187,240
LIABILITIES	
Commissions payable	$ 17,920,019
Securities sold, not yet purchased, at fair value	59,408
Accrued compensation	4,173,400
Accrued expenses and other liabilities	3,642,073
Deferred income	752,481
Contingent consideration payable, at fair value	709,200
	27,256,581
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; authorized 200 shares, issued and outstanding 100 shares	100
Capital in excess of par value	114,858,191
Accumulated deficit	(55,927,632)
	58,930,659
	$ 86,187,240

See notes to statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

Securities America, Inc. (the "Company") is a wholly-owned subsidiary of Securities America Financial Corporation ("SAFC"), which is wholly owned by Ladenburg Thalmann Financial Services Inc. ("LTS"). LTS is a public company whose stock trades on the NYSE MKT under the symbol LTS. Securities America Advisors, Inc. ("SAA") and Brecek & Young Advisors, Inc. ("BYA") are registered investment advisory firms, wholly owned by SAFC. On November 4, 2011, LTS purchased 100% of the outstanding common stock of SAFC from Ameriprise Financial, Inc. ("Ameriprise").

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also subject to regulation by the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").The Company provides securities distribution and brokerage services and also offers other financial products, including variable annuity insurance products, through a network of independent contractor-brokers and insurance agents.

The Company executes and clears trades through two unaffiliated brokerage firms: National Financial Services LLC and Pershing LLC (the clearing brokers).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

In preparing financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2014 consists of money market funds which are carried at fair value of $11,168,480.

[3] Financial instruments:

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased and certain payables, are carried at fair value or contracted amounts approximating fair value.

[4] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted estimated future cash flows. If such cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[5] Goodwill:

Goodwill primarily arose in connection with the acquisition of the Company by Ameriprise's former parent in a prior year. Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The annual impairment test performed on December 31, 2014 based on a quantitative assessment did not indicate any impairment of goodwill.

[6] Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE C - ACQUISITION

On November 14, 2014 (the "Closing Date"), SAFC acquired certain assets of Sunset Financial Services, Inc. ("Sunset") from Kansas City Life Insurance Company ("KCL) related to their brokerage and investment advisory business. The purchase price consisted of an initial cash payment made by SAFC of $1,622,000. SAFC will be required to make an additional cash payment to Sunset currently estimated at $1,576,000, based on the Base Gross Dealer Commissions ("GDC") as defined in the purchase agreement generated by certain registered representatives and investment advisor representatives of KCL who are affiliated with SAFC or its affiliates as of the ninetieth (90th) day following the Closing Date. In addition, SAFC will be required to pay, during the three year period following the Closing Date, payments based on GDC, generated by such registered representatives and investment advisor representatives, which is estimated to have a fair value of $1,182,000. Concurrent with the acquisition, SAFC transferred the portion of the acquired assets that relate to broker dealer to the Company's business for the following consideration:

Due to SAFC	972,978
Additional payment to seller	946,200
Contingent Consideration	709,200
Total	**$2,628,378**

NOTE C – ACQUISITION (CONTINUED)

Contingent consideration is carried at fair value with subsequent changes to fair value recorded in operations. The allocation of the consideration to Sunset's intangible assets acquired was based on their estimated fair values. The valuation of these identifiable intangible assets and the contingent consideration liability is preliminary and is subject to further management review and may change materially. The excess of the consideration over the identifiable intangible assets acquired has been allocated to goodwill.

The following table summarizes the aggregate estimates of the fair values of assets acquired in the acquisition:

Identifiable intangible assets (a)	$2,615,778
Goodwill	12,600
Total estimated purchase price	$2,628,378

(a)Identifiable intangible assets as of the acquisition date consist of:

		Estimated Useful Life(years)
Relationships with independent contractor financial advisors	$2,134,578	10.0
Non-compete agreement	481,200	4.0
Total identifiable intangible assets	$2,615,778	

NOTE D - NOTES RECEIVABLE - AGENTS

From time to time, the Company may make loans to its independent contractor-financial advisors, primarily to newly recruited advisors to assist in the transition process. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging from 0% to 6.25%) to the Company's advisors. These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2018. The Company also provides an allowance for doubtful accounts on its receivables from advisors based on historical collection experience. Furthermore, the Company is continually evaluating its receivables for collectability and possible write-offs where a loss is deemed probable.

NOTE E - RELATED PARTY TRANSACTIONS

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The Company has an expense sharing arrangement with SAA and is allocated overhead expense from its parent, SAFC. Amounts due to and from affiliates of the Company are settled periodically.

Amounts due from affiliates of the Company as of December 31, 2014, are as follows:

	2014
SAFC	$ 899,338
BYA	3,124
	$ 902,461

NOTE F - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. Taxes currently payable by the Company on a separate basis will be paid to LTS.

Deferred tax amounts are comprised of the following at December 31, 2014:

Deferred tax assets:	
Allowances for receivables	$ 541,310
Accrued liabilities	1,729,608
Contingent consideration payable	269,212
Stock based compensation	1,729,967
Total deferred tax assets	4,270,097
Deferred tax liability:	
Goodwill	(881,277)
Intangible Assets	(83,192)
Total deferred tax liability	(964,469)
Net deferred tax asset	$ 3,305,628

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no valuation allowance has been established.

Prior to being acquired by LTS, the Company was included in consolidated federal and state income tax returns filed by Ameriprise. Accordingly, the Company jointly, with other members of the consolidated group, and severally is liable for any additional taxes that may be assessed against the group. In connection with the acquisition Amerprise has agreed to indemnify LTS for any income tax assessments imposed on any members of Ameriprise's consolidated group other than SAFC and its subsidiaries. Ameriprise has disclosed that in 2014 the IRS completed auditing its U.S. Income Tax Returns for 2008 through 2011. However, the years remain open because of certain un-agreed upon issues. Ameriprise or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2011 and remain open for all years after 2011.

NOTE G - EMPLOYEE BENEFIT PLAN

Employees who meet certain eligibility requirements participate in a 401(k) profit-sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

NOTE H - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2014 consist of:

	Estimated Life in Years	December 31, 2014 Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Brokerage relationships	10-15	$ 6,234,577	$ 1,767,882	$ 4,466,695
Non-compete covenants	4-5	1,181,200	710,025	471,175
		$ 7,415,777	$ 2,477,907	$ 4,937,870

NOTE I - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" or the "Rule") of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA. The Company uses the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2014, the Company had net capital of $5,395,537 which was $5,145,537 in excess of the required net capital of $250,000.

The Company claims exemptions from the provisions of the SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customers transactions through its primary correspondent brokers on a fully disclosed basis.

NOTE J - COMMITMENTS AND CONTINGENCIES

In connection with a 2010 examination of a branch office of the Company, FINRA conducted a review of the Company's supervisory procedures surrounding the use of certain consolidated reports. In March 2014, the Company resolved the matter with FINRA by agreeing to a censure and a $625,000 fine.

In the ordinary course of business, in addition to the above disclosed matter, the Company is a defendant in legal, regulatory and arbitration proceedings and may be subject to unasserted claims and arbitrations primarily in connection with its activities as a securities broker-dealer. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability. Upon final resolution, amounts payable may differ materially from amounts accrued. As of December 31, 2014 the Company believes no liability is required.

NOTE K - FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

NOTE K - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets that are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

Money market investments (cash equivalents) together with a mutual fund are measured at their net asset value ("NAV").

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services or other model-based valuation techniques such as the present value of cash flows. For Real Estate Investment Trusts investment products the fair value is based on recent redemption transactions.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market investments	$ 11,168,480			$ 11,168,480
Mutual fund investments	43,087			43,087
Real Estate Investment Trusts		959,776		959,776
Total assets at fair value	$ 11,211,567	$ 959,776		$ 12,171,343
Liabilities:				
Contingent consideration payable			$ 709,200	$ 709,200
Securities sold, not yet purchased	$ 32,802	$ 26,606		59,408
Total liabilities at fair value	$ 32,802	$ 26,606	$ 709,200	$ 768,608

NOTE L - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company uses two third-party clearing brokers. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory requirements. The Company is subject to credit risk should these brokers be unable to fulfill their obligations. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers. Commissions receivable are due from a large number of mutual funds and insurance companies. These receivables are uncollateralized.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2014, there were no amounts to be indemnified to the clearing brokers for customer accounts.

The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.